UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MIRION TECHNOLOGIES, INC.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

60471A 101

(CUSIP Number)

Thomas S. Patrick

6th Floor, Belgrave House

76 Buckingham Palace Road

London

SW1W 9TQ

United Kingdom

+44 (0)20 7334 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D filed on November 4, 2021 (the “Original 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Mirion Technologies, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1218 Menlo Drive, Atlanta, Georgia 30318.

Certain terms used, but not defined, in this Amendment shall have the meanings assigned thereto in the Original 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original 13D.

Item 4. Purpose of Transaction

The information set forth in Item 6 of this Amendment is incorporated by reference in its entirety into this Item 4.

Christopher Warren is a partner at Charterhouse Capital Partners LLP, which serves as the investment adviser to CGP IX.

The Reporting Persons no longer intend to participate in the management of the Issuer. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time sell or otherwise dispose of some or all of their securities of the Issuer or may acquire additional securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 or this Amendment is incorporated by reference into this Item 6.

Director Nomination Agreement

Christopher Warren resigned from the Issuer’s board of directors effective as of the close of business on September 16, 2022. The Reporting Persons have elected not to designate a replacement Charterhouse Director at this time.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 21, 2022

CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director

CCP IX LP NO. 1, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director

CCP IX LP NO. 2, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director

CCP IX CO-INVESTMENT LP, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director

CCP IX CO-INVESTMENT NO. 2 LP, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director